EXHIBIT 99.1

Just Energy Group Inc. Announces Closing of the Acquisition of EdgePower Inc.

TORONTO, Feb. 28, 2018 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the "Company"), a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options, is pleased to announce that it has closed its previously announced acquisition of EdgePower, Inc. (“EdgePower”), a privately held energy monitoring and management company operating out of Aspen, Colorado.  EdgePower currently provides lighting and HVAC controls, as well as enterprise monitoring, in hundreds of commercial buildings in North America and has strong relationships with its customers.

The aggregate consideration for the acquisition of EdgePower is comprised of (i) $14 million at closing, subject to customary adjustments, paid by Just Energy as to approximately $7 million in cash and $7 million by the issuance of 1,415,285 Just Energy common shares, 606,550 of which are subject to a three-year escrow hold period; and (ii) a one-time performance based payout after three years of up to $6 million, subject to annual and cumulative performance thresholds.  All amounts are in U.S. dollars.

EdgePower was advised by Roth Capital Partners in the transaction.

About Just Energy Group Inc.

Established in 1997, Just Energy (NYSE:JE) (TSX:JE) is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options.  With offices located across the United States, Canada, the United Kingdom, Ireland, Germany and Japan, Just Energy serves approximately 1.5 million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, Just Energy, Tara Energy and TerraPass. Visit justenergygroup.com to learn more. Also, find us on Facebook and follow us on Twitter.

About EdgePower Inc.

Founded in 2014, EdgePower provides commercial real-time monitoring, control, and analytics solutions through a cloud-based platform that integrates energy data across multiple sites into a single interface.  Visit www.edgepower.com for more information.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These forward-looking statements include, but are not limited to, the potential one-time performance based payout, and are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to the results of the acquisition, general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Phone: (713) 933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Phone:  617.461.1101
michael.cummings@alpha-ir.com